UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 29, 2005

NOTICE OF RESOLUTIONS OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 4th Annual General Meeting of Shareholders of Mitsubishi Tokyo Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI TOKYO FINANCIAL GROUP, INC.
Nobuo Kuroyanagi
President & CEO
4-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

1.	Report on the Non-Consolidated Balance Sheet as of March 31, 2005, and the Non-Consolidated Statement of Income and the Business Report for the 4th Business Term (from April 1, 2004, to March 31, 2005) was made.

2.	Report on the Consolidated Balance Sheet as of March 31, 2005, the Consolidated Statement of Operations for the 4th Business Term (from April 1, 2004, to March 31, 2005), and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors was made.

Matters Resolved:

First Item of Business	Approval of the Proposed Appropriations of Retained Earnings and Other Capital Surplus for the 4th Business Term

This item was approved and resolved as originally proposed. A year-end dividend for Ordinary Shares for the term under review was decided at ¥6,000 per share. A year-end dividend for the Class 1 Preferred Shares for the term under review was decided at ¥41,250 per share (which, together with the interim dividend, resulted in the prescribed total dividend amount of ¥82,500 per share for the term under review). A year-end dividend for the Class 3 Preferred Shares for the term under review was decided at ¥7,069 per share (since Class 3 Preferred Shares were issued after the record date for interim dividends, the annual dividend for the term under review shall be the same amount as the year-end dividend mentioned above).

In addition, the Company reserved the amount of ¥150,000,000,000 as a general reserve in order to enhance its internal reserves.

Second Item of Business	Partial Amendments to the Articles of Incorporation

This item was approved and resolved as originally proposed. The details of the amendments are as follows.

In order to ensure further flexibility in its future financial strategy, the Company created new Classes of Preferred Shares, namely Classes 5, 6 and 7 Preferred Shares, and set forth provisions relating to each relevant Class of Preferred Shares in the Articles. In addition to such amendments, the Company also made amendments necessary to clarify certain procedures, including the treatment of each Class of shares with respect to, among other things, the purchase and the cancellation by the Company of various Classes of shares and the adjustment of related rights among holders of those Classes of shares.

Furthermore, as a result of the redemption of all of the Class 1 Preferred Shares and the conversion of all of the Class 2 Preferred Shares into Ordinary Shares, the Company deleted the provisions of the Articles relating to those Classes of Preferred Shares, and also deleted the provisions of the Articles relating to the Class 4 Preferred Shares, none of which have been issued.

Third Item of Business	Approval of the Proposed Merger Agreement between the Company and UFJ Holdings, Inc.

This item was approved and resolved as originally proposed.

The main terms of the merger agreement are as follows:

1.	Company Name	Mitsubishi UFJ Financial Group, Inc.

2.	Merger structure	Merger whereby the Company will be the surviving entity and UFJ Holdings, Inc. (“UFJ”) will be dissolved.

3.	Date of the merger	October 1, 2005

4.	Merger ratio	0.62 Ordinary Shares of the Company for each Ordinary Share of UFJ.

One Class 8, Class 9, Class 10, Class 11, and Class 12 Preferred Share of the Company for each Class II, Class IV, Class V, Class VI and Class VII Preferred Share of UFJ, respectively.

5.	Number of new shares to be issued in connection with the merger

The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio. However, allotment will not be made for Ordinary Shares held by the Company and treasury stock held by UFJ.

Fourth Item of Business	Election of 4 (four) Directors

Messrs. Haruya Uehara and Nobuo Kuroyanagi were reelected and reappointed as Directors, and Messrs. Yoshihiro Watanabe and Nobuyuki Hirano were newly elected and appointed as Directors.

Fifth Item of Business	Election of 2 (two) Corporate Auditors

Mr. Takeo Imai was reelected and reappointed as a Corporate Auditor, and Mr. Tsutomu Takasuka was newly elected and appointed as a Corporate Auditor.

Messrs. Takeo Imai and Tsutomu Takasuka meet the requirements for outside Corporate Auditors set out in Article 18 Paragraph 1 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc., of Corporations (Kabushiki-Kaisha).

Sixth Item of Business	Granting of Retirement Gratuities to Retiring Directors and Corporate Auditors

It was resolved that retirement gratuities will be granted to Messrs. Asataro Miyake and Tetsuo Iwata, who retired from the offices of Directors, and Messrs. Yosuke Serizawa and Mitsuo Minami, who retired from the offices of Corporate Auditors, in reasonable amounts to be determined in accordance with the prescribed standards of the Company. The determination of the amount of the gratuities and the date, method, and the like of presentation to them will be entrusted to the Board of Directors in the case of the retiring Directors and will be determined among the Corporate Auditors in the case of the retiring Corporate Auditors.